

BROADVIEW MEDIA

2002

Annual Report

CORPORATE PROFILE

Broadview Media is a full service production company with a 33-year history in film, video, audio, and interactive media. Our goal is to conceive, develop and produce high-impact content that entertains, educates and informs. We create television programs that enrich millions of lives every day; our technology-based educational products are instrumental in teaching a new generation of students; and our innovative business communications solutions help companies drive sales, build brands and disseminate information.

Broadview Media was founded in 1969 and operates production and postproduction facilities in Minneapolis, Minnesota and Chicago, Illinois.

COMPANY WEB SITES:

WWW.BROADVIEWMEDIA.COM

WWW.FEARLESS FLYING.COM

To the Shareholders of Broadview Media, Inc.

Fiscal 2002 was a year of transition for Broadview Media. When Ken Ritterspach and I were asked to lead the Company's management team in January 2001, we decided to take a look at every aspect of the company and to lay out an action plan that would ensure the future of the company. But first, the Company had some cleaning up to do. A new accounting system was needed. A lawsuit from 2000 needed to be settled. Expenses had to be reduced. A non-performing division needed to be jettisoned. New management and communication processes needed to be implemented. And the innate creativity of each and every employee was waiting to be tapped and nurtured. At the same time, the industry was suffering a tremendous blow due to the changing economic environment, with significant layoffs and restructurings occurring throughout the industry.

The results of the year? We showed a loss of $330,959 on revenues of $7,756,492 as compared to a loss of $534,425 on revenues of 8,096,078 in fiscal 2001. On the expense side, a fast-declining market motivated us to reduce our overhead by approximately $1 million in annualized costs. Gross profit for the year is up. SG&A is down. However, revenues for the year are also down. And in order to reduce the rate of decline of the revenues, we invested additional monies in research and development, as well as sales and marketing. Through all the restructuring and transitioning, we have managed to carve out some profits during the last two quarters. The good news is that our turnaround plan is working. We can thank the entire team at Broadview for this dedicated effort during a very difficult time.

The bad news is that the turnaround will be interrupted in the first part of the new fiscal year. One of the Company's long-running programs, *TIPical Mary Ellen*, will be in hiatus until January 2003 and may not even be renewed at that time. The Company has enjoyed significant revenues and margins from this program for many years, so the effects of this loss will be felt. Our challenge today is to replace those revenues with new business at a time when the economic indicators for this industry are mixed, at best. Furthermore, the sales cycle for new television shows is 9–18 months, making it difficult for us to maintain profitability during the next several quarters of this new fiscal year.

There are bright spots. We trust that Broadview's seasoned experience in airing approximately 1,000 episodes on cable TV networks throughout the last 5 years will play a part in securing new commitments from targeted cable networks. We have also recently completed a streaming video for a new client that caused its website's activity to increase from 3,000 hits/day to 6,000. There are literally thousands of companies that could use streaming video on their websites, and we have put in place a plan to go after that business. We have also secured a renewal for *Before and After* and hope to do the same for *New Spaces* on the Home & Garden TV Network (HGTV). We have developed a strategic partnership with Starthrower, a very successful distributor of corporate training programs. We are currently working on a new production centered around the Geek Squad, a nationally-recognized computer repair company, that we believe will have extraordinary appeal among corporations looking for ways to motivate and instill creativity in their workforces. In the education arena, we have strong relationships and growing business with publishers like Scott Forseman and Houghton Mifflin. And the Company's capability in interactive technology has been enhanced, providing us with new capabilities to serve our clients in this exciting area of corporate communications. In total, we have positioned ourselves for significant growth and sustainable profits for the long term.

I want to take this time to offer a special thanks to all the employees at Broadview Media. Their commitment, dedication, creativity and enthusiasm continue to impress me.

As shareholders, I encourage all of you to let Ken Ritterspach and the management team at Broadview know of any companies you know who can use streaming video on their website to more accurately and creatively display their products. We are encouraging all stakeholders within the company to open up the doors of creativity so that we may find additional ways to make use of the talent and energy that continue to exist within this company.

Dean Bachelor
Chairman & CEO
June 21, 2002

FINANCIAL REVIEW

HIGHLIGHTS	Year Ended March 31 2002	2001	2000
Revenues	$7,756,492	$8,096,078	$9,941,987
Gross Profit	1,932,298	1,885,657	2,600,985
Gross Profit %	25%	23%	26%
Net Income (Loss)	(330,959)	(534,425)	441,505
Per Share Earnings (Loss) – Basic	(.24)	(.39)	.33
Per Share Earnings (Loss) – Diluted	(.24)	(.39)	.31
Capital Expenditures	112,084	286,850	402,856
Net Cash Provided (Used) by Operating Activities	(775,772)	820,014	2,163,532
EBITDA	335,000	436,000	2,056,000
Return on Average Total Assets	(9.4)%	(7.3)%	16.8%
Return On Average Stockholders' Equity	(41.3)%	(43.6)%	34.7%
Current Ratio	.95%	1.08%	1.20%
Stockholders' Equity	644,644	960,093	1,491,882
Stockholders' Equity Per Share	.46	.70	1.10

QUARTERLY OPERATING RESULTS	Quarter Ended June 30	September 30	December 31	March 31
Year Ended March 31, 2002:				
Revenues	1,905,071	1,666,929	1,905,487	2,279,006
Gross Profit	301,710	248,668	513,108	868,812
Net Income (Loss)	(199,268)	(599,461)	4,290	463,480
Per Share Earnings (Loss) – Basic	(0.14)	(0.43)	(0.00)	.33
Per Share Earnings (Loss) – Diluted	(0.14)	(0.43)	(0.00)	.33
Year Ended March 31, 2001:				
Revenues	2,023,859	2,006,379	1,961,070	2,104,770
Gross Profit	359,709	391,615	508,278	626,055
Net Income (Loss)	75,712	81,772	(441,202)	(250,707)
Per Share Earnings (Loss) – Basic	0.06	0.06	(0.32)	(0.18)
Per Share Earnings (Loss) – Diluted	0.05	0.05	(0.32)	(0.18)

MARKET PRICES	Year Ended March 31			
	2002		2001	
Quarter Ended:	High	Low	High	Low
June 30	1.28	.70	2.00	1.12
September 30	1.26	.53	2.37	1.31
December 31	.80	.45	2.31	1.00
March 31	.45	.31	1.96	1.18

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended March 31				
	2002	2001	2000	1999	1998
STATEMENT OF OPERATIONS DATA					
Revenues	$7,756,492	$8,096,078	$9,941,987	$10,662,581	$11,192,233
Cost of Products and Services Sold	5,824,194	6,210,421	7,341,002	8,651,464	10,366,466
Gross Profit	1,932,298	1,885,657	2,600,985	2,011,117	825,767
Selling,General and Administrative	2,217,869	2,373,216	2,007,024	1,724,701	2,063,653
Operating Income	(285,571)	(487,559)	593,961	286,416	(1,237,886)
Other Income (Expense)					
Gain on sale of assets	-	-	312,115	81,086	416,235
Miscellaneous	21,044	72,606	33,944	23,319	13,774
Interest income	19,245	53,884	20,092	-	-
Interest expense	(85,677)	(173,356)	(509,023)	(578,478)	(668,372)
Total other expenses, net	(45,388)	(46,866)	(142,872)	(474,073)	(238,363)
Income(Loss) Before Provision for Income Taxes	(330,959)	(534,425)	451,089	(187,657)	(1,476,249)
Income Tax Benefit	-	-	9,584	(30,747)	(122,000)
Net Income (Loss)	$(330,959)	$ (534,425)	$441,505	$(156,910)	$(1,354,249)
EARNINGS (LOSS) PER SHARE					
BASIC	(.24)	(.39)	.33	(.12)	(1.00)
DILUTED	(.24)	(.39)	.31	(.12)	(1.00)
NET EARNINGS (LOSS) % TO BEGINNING EQUITY	(34.4)%	(35.8)%	42.1%	(13.0)%	(52.9)%

BALANCE SHEET DATA	**2002**	**2001**	**2000**	**1999**	**1998**
Total assets	$2,403,777	$4,616,424	$5,224,680	$6,110,295	$7,407,750
Property and equipment, net	927,018	1,416,976	1,965,018	2,877,116	3,309,840
Stockholders' equity	644,644	960,093	1,491,882	1,049,806	1,206,716
Shares outstanding	1,400,379	1,363,926	1,357,759	1,356,425	1,356,425
Equity per share	.46	.70	1.10	.77	.89
Term obligations:					
Current portion	434,093	393,603	396,722	670,026	1,679,282
Long-term portion	225,000	661,730	1,052,869	1,881,525	2,188,747
Total term obligations	659,093	1,055,333	1,449,591	2,551,551	3,868,029
Term obligations % to equity	102%	110%	97%	243%	321%

The presentation of expenses in the operating statement data for 2001, 2000 and 1998 has been changed to conform to classifications used in 2002. These reclassifications had no effect on net income(loss) as previously reported.

Results of Operations:

Consolidated revenues for the year ended March 31, 2002 of $7,756,492 compares to consolidated revenues of $8,096,078 in 2001. The 4.2% change in overall revenues from fiscal 2001 to fiscal 2002 is illustrated as follows:

Business Group	FY 2002		FY 2001		Increase (Decrease)
	Revenues	%	Revenues	%	
Entertainment	$5,803,149	74.8%	$5,375,755	66.4%	$427,394
Corporate/Services	1,360,854	17.6%	1,744,981	21.6%	(384,127)
Education	296,877	3.8%	389,768	4.8%	(92,891)
Creative	295,612	3.8%	585,574	7.2%	(289,962)
Total	7,756,492	100.0%	8,096,078	100.0%	(339,586)

The decrease in revenue for the year ended March 31, 2002 reflected changes in each of the business groups, disbanding the Creative Group and overall conditions in the national economy. The increase in Entertainment revenue was due to an accelerated production schedule in the 4th quarter for the renewal of the Company's major television show *TIPical Mary Ellen.* Corporate/Services decreased slightly as the Company repositioned itself in that market, adding content creation to the declining services' business. Education decreased from $389,768 to $296,877, reflecting overall conditions in the national economy. Creative Group revenue decreased from $585,574 to $295,612 reflecting the disbanding of this business group.

Gross profits increased to 24.9 % of revenues in fiscal 2002 from 23.3% in the prior year. The dollar impact of the decrease in cost of products and services sold is $124,000 and is largely a function of reduced fixed costs. The Company eliminated creative and administrative positions, the savings from which were partially offset by the use of freelance employees on a project basis.

Selling, general, and administrative ("SG&A") expenses for the years ended March 31, 2002 and 2001 totaled $2,217,869 and $2,373,216 respectively. The $155,347 (6.5%) decrease was largely due to decreases in bad debt expense and severance and litigation expense, offset by increased research and development costs.

Interest expense was $85,677 and $173,356 for the fiscal years ended March 31, 2002 and 2001, respectively. The decrease of $87,679, or 51%, reflected decreases in long and short-term borrowings and amortization of financing costs during fiscal 2002 compared to 2001, achieved by the securing of a new bank credit facility in 2001, which allowed the Company to refinance its long and short-term borrowings, reducing the annual interest rate from 3.0% over prime to 0.5% over prime. (See Notes to the Consolidated Financial Statements).

The Company's estimated production orders as of March 31, 2002 were $3,775,000, compared to $7,396,000 at March 31, 2001, a 49.0% decrease, all of which is associated with show production In the Entertainment Group.

The Company had deferred tax assets of $1,300,000 at March 31, 2002 and $1,176,000 at March 31, 2001. Management has recorded a valuation allowance of $1,300,000 at March 31, 2002 and $1,176,000 at March 31, 2001 on the deferred tax assets. In the future, management may, based on expected earnings trends, reduce the valuation allowance, which will allow for the benefits of the deferred tax assets to be recognized. Currently, the Company has a net operating loss carry-forward of $2,200,000 that can be utilized to offset future earnings. (See Notes to the Consolidated Financial Statements).

Liquidity and Capital Requirements:

In fiscal 2002, the net loss of $330,959 and stock repurchases of $4,500, offset in part by stock options exercised in the amount of $20,010, decreased stockholders' equity from $960,093 at March 31, 2001 to $644,644 at March 31, 2002.

On April 20, 2000 the Company entered into a financing agreement with Fidelity Bank, which consists of a $1,000,000 working capital line of credit and a $400,000 term note due in monthly installments through April 2004. Interest on all loans outstanding under the financing agreement is based on prime plus .5%. The financing is collateralized by substantially all of the Company's assets. Proceeds from the new term note were used to retire the previous credit facility outstanding at March 31, 2000. (See Notes to the Consolidated Financial Statements). The Company has not needed to utilize any of the $1 million working capital line of credit.

Management believes that inflation will not have a significant impact on the Company's business.

Management believes the actions taken during fiscal 2002, including those mentioned in Item 1 Markets and Distribution "Status of New Products and Services," will enable the Company to fulfill its obligations in the normal course of business through its fiscal year 2003. One of the Company's long-running programs, *TIPical Mary Ellen,* will be in hiatus until January 2003 and may not be renewed at that time. Given the long sales cycle for new television shows, it will be difficult for the Company to maintain profitability during the first several quarters of fiscal 2003.

Cash Generation and Deployment:

In fiscal 2002, $775,772 of cash was used by operating activities, compared to cash generated of $820,014 in fiscal 2001. The decrease in 2002 is the result of a $330,959 net loss, a $216,182 decrease in accounts payable and $1,275,550 decrease in customer deposits (reflecting the reduced production backlog at year-end). Offsetting these decreases in operating activities are decreases in contract and trade receivables and estimated revenues in excess of billings on uncompleted contracts of $320,620 and depreciation and amortization of $599,193. Capital expenditures for property and equipment were $112,084 in 2002 compared to $286,850 in 2001. The lower level of capital expenditures over the past two years is the result of a significant upgrade of plant and production equipment in years prior to 1996 and a change in the business mix toward content creation vs. production services. Also, changes in the industry to off-the-shelf computer hardware and software-based equipment result in lower costs for equipment. Management continues to invest in and upgrade equipment at levels believed to be necessary.

In fiscal 2002, the Company's long-term debt and capital leases decreased $396,240 to a balance of $659,093 compared to fiscal 2001 balances of $1,055,333.

Unrestricted cash balances decreased by $1,264,086 during fiscal 2002.

Fourth Quarter Adjustments

During the fourth quarter of 2002, management reduced the reserves for uncollectible contract and trade receivables and losses on uncompleted contracts in the amounts of $40,000 and $60,000, respectively. These reductions were made possible by improved credit policies and systems for monitoring projects.

Critical Accounting Policies

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe some of the most critical accounting policies include:

Revenue Recognition. Revenue is recognized on the percentage of completion method of accounting, utilizing measurements of progress towards completion appropriate for work performed. Progress is generally based on physical progress of the various components in a production contract budget. Contracts range from one week to two years or more in duration. There are inherent uncertainties in estimating progress and percentage completed. Management considers production progress to be the best measure of progress on contracts.

Contracts receivable. The Company's allowance for doubtful accounts includes specific identification of estimated uncollectible accounts based on aging date and subsequent collection activity. Customer invoices beyond contractual due dates are identified and written off only after collection efforts are exhausted. The Company does not require contract receivables to be collateralized.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board finalized the Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets" (SFAS 144). SFAS 144 addresses financial accounting and reporting for the impairment of disposal of long-lived assets including the broadening of the presentation of discontinued operations. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. It is anticipated that the adoption of this standard will not materially impact the Company's consolidated financial statements.

Forward Looking Statements

This Annual Report contains disclosures which are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "will," "expect," "project," "estimate," "anticipate," "envision," "plan," or "continue." These forward-looking statements are based upon the Company's current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans and anticipated actions and the Company's future financial condition and results. The uncertainties and risks include, but are not limited to, general economic and business conditions; loss of significant customers; changes in levels of client advertising; the impact of competition; risks relating to acquisition activities; and the complexity of integrated computer systems. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of the Company.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	March 31, 2002	March 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents, including restricted cash of $1,630 at March 31, 2001	$ 46,461	$ 1,312,177
Contract and trade receivables, less allowance for doubtful accounts of $277,500 and $282,416, respectively	549,403	542,775
Estimated revenue in excess of billings on uncompleted contracts	679,401	1,115,932
Other	131,956	202,337
TOTAL CURRENT ASSETS	1,407,221	3,173,221
PROPERTY AND EQUIPMENT		
Machinery and equipment	12,154,015	12,141,416
Leasehold improvements	639,699	622,353
	12,793,714	12,763,769
Less accumulated depreciation	11,866,696	11,346,793
	927,018	1,416,976
DEPOSITS	69,538	26,227
	$ 2,403,777	$ 4,616,424
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current maturities of long-term debt and capital leases	$ 434,093	$ 393,603
Trade accounts payable	196,662	59,209
Commissions, salaries, and withholdings payable	125,811	138,121
Other accrued expenses	127,198	468,523
Customer deposits	581,383	1,856,933
Deferred gain from building sale	16,232	24,982
TOTAL CURRENT LIABILITIES	1,481,379	2,941,371
DEFERRED GAIN FROM BUILDING SALE	52,754	53,230
LONG-TERM DEBT AND CAPITAL LEASES	225,000	661,730
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, 2,500,000 shares authorized, none issued	-	-
Common stock, par value $.01 per share; authorized 10,000,000 shares, 1,400,379 and 1,363,926 shares issued and outstanding, respectively	14,004	13,639
Additional paid-in capital	595,400	580,255
Retained earnings	35,240	366,199
	644,644	960,093
	$ 2,403,777	$ 4,616,424

See notes to consolidated financial statements.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31, 2002	Year Ended March 31, 2001
REVENUES	$ 7,756,492	$ 8,096,078
COST OF PRODUCTS AND SERVICES SOLD	5,824,194	6,210,421
GROSS PROFIT	1,932,298	1,885,657
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,217,869	2,373,216
OPERATING LOSS	(285,571)	(487,559)
OTHER INCOME (EXPENSE)		
Miscellaneous income	21,044	72,606
Interest income	19,245	53,884
Interest expense	(85,677)	(173,356)
	(45,388)	(46,866)
NET LOSS	$ (330,959)	$ (534,425)
BASIC AND DILUTED LOSS PER SHARE	$ (.24)	$ (.39)
BASIC AND DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	1,399,018	1,360,820

See notes to consolidated financial statements.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional		
	Shares Outstanding	Amount	Paid-In Capital	Retained Earnings	Total
BALANCE AT MARCH 31, 2000	1,357,759	$ 13,578	$ 577,680	$ 900,624	$ 1,491,882
Stock options exercised	6,167	61	2,575	-	2,636
Net loss	-	-	-	(534,425)	(534,425)
BALANCE AT MARCH 31, 2001	1,363,926	13,639	580,255	366,199	960,093
Stock options exercised	40,953	410	19,600	-	20,010
Shares purchased	(4,500)	(45)	(4,455)	-	(4,500)
Net loss	-	-	-	(330,959)	(330,959)
BALANCE AT MARCH 31, 2002	1,400,379	$ 14,004	$ 595,400	$ 35,240	$ 644,644

See notes to consolidated financial statements.

BROADVIEW MEDIA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31, 2002	2001
OPERATING ACTIVITIES		
Net loss	$ (330,959)	$ (534,425)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation and amortization for property and equipment	599,193	832,010
Amortization of capitalized financing costs	-	17,190
Gain on sales of property and equipment	(1,651)	(33,233)
Provision for losses on accounts receivable	109,283	260,436
Deferred gain from building sale	(9,226)	(62,376)
Deferred rent	-	8,789
Changes in operating assets and liabilities:		
Restricted cash	1,630	2,068
Contract and trade receivables and estimated revenue in excess of billings on uncompleted contracts	320,620	(68,444)
Other assets	27,070	17,832
Trade accounts payable and other accrued expenses	(216,182)	(90,997)
Customer deposits	(1,275,550)	471,164
Net cash provided (used) by operating activities	(775,772)	820,014
INVESTING ACTIVITIES		
Purchases of property and equipment	(112,084)	(286,850)
Proceeds from sales of assets	4,500	36,115
Net cash used by investing activities	(107,584)	(250,735)
FINANCING ACTIVITIES		
Stock options exercised	20,010	2,636
Stock purchased	(4,500)	-
Payments on long-term borrowings	(396,240)	(794,258)
Proceeds from long-term borrowings	-	400,000
Net cash used by financing activities	(380,730)	(391,622)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,264,086)	177,657
CASH AND CASH EQUIVALENTS		
Beginning of year	1,310,547	1,132,890
End of year	$ 46,461	$ 1,310,547
SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION		
Cash payment made for:		
Income taxes paid (refunded)	$ 4,169	$ (8,506)
Interest paid	94,722	180,828

See notes to consolidated financial statements.

1. The Company and Summary of Significant Accounting Policies -

Description of Business

Broadview Media, Inc. and Subsidiary (the Company) provide a complete line of media related services from concept development to production services through distribution to clientele throughout the United States. The Company operates production and post-production facilities in Minneapolis, MN and Chicago, IL.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions are eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those amounts. The most significant areas which require the use of management's estimates relate to the determination of the percentage of completion on contracts in progress and the allowances for deferred income tax assets and contract and trade receivables.

Revenue Recognition

Revenue is recognized on the percentage of completion method of accounting utilizing measurements of progress towards completion appropriate for the work performed. Progress is generally based on physical progress of the various components in a production contract budget. Contracts range from one week to two years or more in duration. There are inherent uncertainties in estimating progress and the percentage completed. Management considers production progress to be the best measure of progress on contracts.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, consisting of cash, receivables, notes payable, long-term debt, accounts payable, and accrued expenses, approximate their fair values.

Cash and Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash in money market funds is not federally insured. At March 31, 2002 and 2001, such investments were approximately $0 and $531,000, respectively.

The Company maintains its cash accounts primarily at one financial institution. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

(continued)

1. The Company and Summary of Significant Accounting Policies - (continued)

Contract and Trade Receivables

The Company's allowance for doubtful accounts includes specific identification of estimated uncollectible accounts based on aging date and subsequent collection activity. Customer invoices beyond contractual due dates are identified and written off only after collection efforts are exhausted. The Company does not require collateral on contract and trade receivables.

Property and Equipment

Property and equipment are stated at the cost. Depreciation is computed using the straight-line method over the estimated useful lives. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The present values of capital lease obligations are classified as long-term debt and the related assets are included in equipment. Amortization of equipment under capital leases is included in depreciation expense. Management assigns useful lives to property and equipment as follows:

Leasehold improvements	2 - 10 years
Machinery and equipment	3 - 10 years

Stock-Based Compensation

The Company accounts for employee stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provides the disclosures required by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Options and warrants to nonemployees are accounted as required by SFAS No. 123.

Earnings/(Loss) Per Common Share

Basic earnings per share (EPS) is calculated using income available to common shareholders divided by the weighted average number of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised.

Options and warrants totaling 312,416 and 550,583 shares were not included in the computation of diluted earnings per share for 2002 and 2001, respectively, as their effect was antiduilutive.

(continued)

1. The Company and Summary of Significant Accounting Policies - (continued)

Reclassifications

The presentation of the consolidated balance sheet, statement of operations and statement of cash flows for 2001 has been changed to conform to the classifications used in 2002. These reclassifications had no effect on net loss as previously reported.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board finalized the Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets including the broadening of the presentation of discontinued operations. The pronouncement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. It is anticipated that the adoption of this standard will not materially impact the Company's consolidated financial statements.

2. Concentrations -

The Company derived approximately 77% of its revenues from two customers, 64% from customer A and 13% from customer B. These customers also accounted for 68% of the Company's contract and trade receivables balance at March 31, 2002, 56% from customer A and 12% from customer B. In 2001, the Company derived approximately 65% of its revenues from two customers, 54% from customer A and 11% from customer B. These customers also accounted for 54% of the Company's contract and trade receivables balance at March 31, 2001, 44% from customer A and 10% from customer B.

3. Line of Credit -

At March 31, 2002 and 2001, the Company has a $1,000,000 working capital line of credit which expires in August 2002. Each advance under the line of credit must be approved by the bank. Borrowings are due on demand, bear interest at the prime rate plus .5%, or at a minimum rate of 7%, and are collateralized by substantially all Company assets. At March 31, 2002 and 2001, there are no outstanding borrowings under this line of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Long-Term Debt and Capital Leases

The Company has the following long-term debt and capital lease obligations:

	March 31, 2002	March 31, 2001
Bank term note payable in monthly installments of $10,026, or on demand, including interest at the prime rate plus .5% or at a minimum rate of 7% at March 31, 2002, collateralized by substantially all Company assets.	$ 221,470	$ 320,854
Subordinated notes convertible to common shares, $112,500 principal payable annually, interest payable quarterly at 10.5%.	337,500	450,000
Capital lease obligations at implicit rates ranging from 13% to 16%, payable in monthly installments ranging from $705 to $8,323, terminating in fiscal year 2003.	100,123	284,479
	659,093	1,055,333
Less current maturities	434,093	393,603
	$ 225,000	$ 661,730

The subordinated notes have detachable warrants that are exercisable for the purchase of 225,000 shares of common stock at $2.50 per share. The subordinated notes can be used as payment for the exercise of the warrants. Included in the subordinated notes is $22,500 and $60,000 at March 31, 2002 and 2001, respectively, payable to current Board members. Interest expense on the subordinated notes was approximately $39,000 and $57,000 in 2002 and 2001, respectively.

Included in machinery and equipment at March 31, 2002 and 2001 is $751,500 of equipment under capital lease. The accumulated amortization at March 31, 2002 and 2001 for these assets is $465,780 and $336,161, respectively. Amortization of capital leases for the years ended March 31, 2002 and 2001 included in the consolidated statements of operations was $129,619 and $132,607, respectively. The Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of most of the leases.

Estimated future maturities of long-term debt and capital lease obligations are as follows at March 31, 2002:

Year	Long-Term Debt	Capital Leases
2003	$ 333,970	$ 105,815
2004	112,500	-
2005	112,500	-
	$ 558,970	105,815
Less amount representing interest		5,692
		$ 100,123

5. Income Taxes -

A reconciliation between the income tax provisions computed at the Federal statutory rate and the income tax provisions for the consolidated financial statements is as follows:

	March 31, 2002	March 31, 2001
Income tax (benefit) expense at Federal statutory rate	$ (110,000)	$ (182,000)
Valuation allowance	124,000	240,000
Nondeductible expenses	3,000	2,000
Adjustment for previously recorded net loss and tax credit carryforwards	(17,000)	(60,000)
	$ -	$ -

Temporary differences that give rise to the net deferred tax assets and liabilities are as follows:

	March 31, 2002	March 31, 2001
Net current deferred tax assets:		
Allowance for doubtful accounts	$ 111,000	$ 113,000
Accrued expenses	15,000	118,000
Deferred gain on sale of building	7,000	10,000
	133,000	241,000
Net noncurrent deferred tax assets:		
Deferred gain on sale of building	21,000	21,000
Depreciation	(12,000)	(108,000)
Net operating loss carryforwards and alternative minimum tax credit	1,158,000	1,022,000
	1,167,000	935,000
Total deferred tax assets	1,300,000	1,176,000
Less valuation allowance	1,300,000	1,176,000
Net deferred tax assets	$ -	$ -

During the years ended March 31, 2002 and 2001, the Company increased the valuation allowance by $124,000 and $240,000, respectively. Management reviews the estimate of this valuation allowance on a regular basis.

At March 31, 2002, the Company has net operating loss carryforwards of approximately $2,200,000 available to offset future taxable income. The loss carryforwards expire from 2012 through 2022 if not used.

6. Commitments and Contingencies -

Operating Leases

The Company leases two buildings in Edina, Minnesota. Under the terms of one of the leases, monthly rent increases yearly by 2.5% through June 30, 2006. The other lease expired on June 30, 2001, and is currently on a month-to-month basis at $3,000 per month. Related sublease income received for the years ended March 31, 2002 and 2001 was approximately $13,000 and $50,000, respectively.

The Company also leased additional space in Minneapolis, Minnesota. The Company had sublet this facility through the remaining term of the lease, which terminated in October 2001. The net monthly payment made by the Company was $1,000. Sublease income received was approximately $59,000 and $83,000 for the fiscal years ended March 31, 2002 and 2001, respectively.

The lease in Chicago expired in April 2002, and was renewed for an additional 10 years. The monthly payment beginning in May 2002 is $15,646 with 3% annual rent increases.

All leases provide for additional rent based on shared operating expenses.

Future minimum rent commitments are as follows:

Year	Amount
2003	$ 320,988
2004	331,728
2005	340,987
2006	350,503
2007	247,262
Thereafter	1,173,162
	$ 2,764,630

The Company also rents various types of production equipment. Total rental expenses for facilities and equipment were approximately $325,000 and $495,000 for the years ended March 31, 2002 and 2001, respectively.

Litigation

The Company was involved in an employment related legal action that arose during fiscal 2001. This legal action was settled during fiscal 2002. The Company incurred legal and related expenses of approximately $115,000 and $256,000 throughout fiscal 2002 and 2001, respectively.

7. Stock Options and Stockholders' Equity -

Stock Options

In June 1993, the Company adopted a stock option plan that included incentive stock options for employees and nonqualified stock options for outside directors, employees, and nonemployees. The terms of the incentive and nonqualified stock options are substantially the same. The plan provides for the issuance of the Company's common stock at not less than fair market value at the date of grant. The Company authorized 385,000 shares for the plan. All stock option grants are reviewed and approved by the Compensation Committee of the Board of Directors or by the Board of Directors. Options granted typically vest over three years, with some grants vesting immediately. Options expire after three to five years. No stock options were granted during fiscal 2002 or 2001.

A summary of the Company's stock options outstanding and weighted average exercise price as of March 31, 2002 and 2001 and the changes during the years ended on those dates are as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance at March 31, 2000	347,583	$ .73
Exercised	(6,167)	.42
Forfeited	(15,833)	.71
Balance at March 31, 2001	325,583	.73
Exercised	(40,953)	.49
Forfeited	(197,214)	.80
Balance at March 31, 2002	87,416	.56

Stock options outstanding at March 31, 2002, consist of the following:

Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$ .56	40,800	2.75	33,208
.42	36,616	1.60	36,616
.91	6,000	2.75	6,000
1.25	4,000	.80	4,000
	87,416	2.20	79,824

(continued)

7. Stock Options and Stockholders' Equity - (continued)

As permitted by SFAS No. 123, the Company elected to continue following the guidance of APB No. 25 for measurement and recognition of stock-based transactions with employees. Accordingly, no compensation cost has been recognized for the stock options. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. If compensation cost had been determined based on the fair value at the dates for awards under those plans, consistent with the method provided in SFAS No. 123, the Company's net loss and loss per share would have been changed to the following pro forma amounts:

	March 31,	
	2002	2001
Net loss:		
As reported	$ (330,959)	$ (534,425)
Pro forma	(267,059)	(584,760)
Basic and diluted loss per share:		
As reported	(.24)	(.39)
Pro forma	(.19)	(.43)

Series A Preferred Stock

The Company authorized 2,500,000 shares of preferred stock, none of which are issued. The Company designated 100,000 shares as Series A, cumulative, voting preferred stock with a per share par value of $.01 and a per share liquidation value equal to the greater of $100 or 100 times the per share liquidation value of common stock. Each share of Series A preferred stock has voting rights equal to 100 shares of common stock. Upon issuance, the Series A preferred stock bears a cumulative quarterly dividend equal to the greater of $1.00 or 100 times the amount of any quarterly declared dividend on common stock.

Shareholder Rights Plan

In July 1998, the Board of Directors adopted a shareholder protection rights plan declaring a dividend of one right for each share of the Company's common stock outstanding on August 14, 1998. The rights, which may be exercised (except by the acquirer of 15% or more of the Company's common stock) at a time specified by the Board of Directors after a person or group has acquired, or announced and intends to acquire, 15% or more of the Company's stock, entitle the holder to purchase stock having a market value equal to twice the exercise price. If the acquirer acquires more than 15%, but not more than 50%, of the Company's common stock, the Board may elect to exchange common stock for the preferred stock rights in accordance with a formula specified in the Company's Rights Agreement. The rights are redeemable for $.001 per right until becoming exercisable and have a term of 10 years unless redeemed earlier or extended by the Company.

8. Employee Benefit Plan -

The Company maintains an employee benefit plan as set forth under Section 401(k) of the Internal Revenue Code covering substantially all of its employees. The Company contributes to the plan an amount equal to 50% of an employee's contribution up to a maximum Company contribution of 2.5% of an employee's covered compensation. The Company contributed approximately $28,000 and $38,000 for the years ended March 31, 2002 and 2001, respectively.

9. Related Party Transactions -

A company related to the Chairman of the Board and the Company's president provides management advisory services to the Company. The related expense was $240,000 and $70,000 during 2002 and 2001, respectively. The agreement requires a 120 day termination notice and the agreed-upon payment is $20,000 per month.

In 2001, the Company reserved $75,000 for an account due from a party related to one of the Company's management team at that time. In 2002, the Company increased the reserve by $15,000 to fully reserve this account.

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Broadview Media, Inc. and Subsidiary
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheet of Broadview Media, Inc. and Subsidiary as of March 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Broadview Media, Inc. and Subsidiary as of March 31, 2001, were audited by other auditors whose report dated May 21, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadview Media, Inc. and Subsidiary as of March 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

May 13, 2002

BOULAY, HEUTMAKER, ZIBELL & CO. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Bernie H. Beaver, CPA
Robert J. Franske, CPA
Richard J. Burrock, CPA
Nicholas P. Basil, CPA
Mark J. Denucci, CPA
David E. Bremer, CPA
James F. Warner, CPA
Gregory M. Margarit, CPA
Steven J. Behrns, CPA
James C. Daleiden, CPA
Jerome J. Pults, CPA
Thomas B. Johnson, CPA
Patricia Kalil Margarit, CPA
James L. Myott, CPA
Ronald K. Overson, CPA
Catherine Q. Bernard, CPA
Cynthia A. Jacobson, CPA
Joseph P. Meyer, CPA

Member of
The International Group
of Accounting Firms
With Offices
In Principal Cities

Member of
SEC and Private Companies
Practice Sections of the
American Institute of
Certified Public Accountants

J.A. Boulay (1890-1974)
J. Austin Boulay (1928-1982)
Dennis L. Peterson (1935-1992)

Donald F. Zibell (Retired)
Chuck Tschimperle (Retired)

Lee Heutmaker (Consultant)

REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Broadview Media, Inc. and
Subsidiary
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheet of Broadview Media, Inc. and Subsidiary (the Company) as of March 31, 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadview Media, Inc. and Subsidiary as of March 31, 2001 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Boulay, Heutmaker, Zibell & Co., PLLP

Boulay, Heutmaker, Zibell & Co. P.L.L.P
Certified Public Accountants

Minneapolis, Minnesota
May 21, 2001

500 SENTINEL BLDG. 5151 EDINA INDUSTRIAL BLVD. MINNEAPOLIS, MN 55439 (952) 893-9320 FAX: (952) 835-7296 www.bhz.com

BROADVIEW MEDIA, INC.

4455 West 77th Street
Minneapolis, Minnesota 55435
(952) 835-4455

SUBSIDIARY
Broadview Media/Chicago, Inc.
142 East Ontario Street
Chicago, Illinois 60611
(312) 337-6000

AVAILABILITY OF FORM 10-KSB

Shareholders may obtain a copy of the Form 10-KSB Annual Report filed with the Securities and Exchange Commission for fiscal 2002 by writing the Company's Corporate Office at 4455 West 77th Street, Minneapolis, Minnesota 55435.

ANNUAL MEETING

The 2002 Annual Meeting of Shareholders will be held at the offices of the Company on Friday, July 19, 2002 at 1:00 p.m.